UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)*

Diana Shipping Inc.
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

Y2066G104
(CUSIP Number)

Attn: Mr. Anastasios Margaronis Pendelis 16, 175 64 Palaio Faliro Athens, Greece + 30-210-9470-100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 17, 2019
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d‑1(f) or 240.13d-1(g), check the following box [  ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	Y2066G104

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Anastasios Margaronis

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[ ]
	(b)	[x]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Greece

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER
0

8.	SHARED VOTING POWER
6,677,329

9.	SOLE DISPOSITIVE POWER
0

10.	SHARED DISPOSITIVE POWER
6,677,329

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,677,329

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
[ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.11%

14.	TYPE OF REPORTING PERSON

IN

CUSIP No.	Y2066G104

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Anamar Investments Inc

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[x]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Republic of the Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER
0

8.	SHARED VOTING POWER
6,677,329

9.	SOLE DISPOSITIVE POWER
0

10.	SHARED DISPOSITIVE POWER
6,677,329

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,677,329

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
[ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.11%

14.	TYPE OF REPORTING PERSON

CO

Item 1.	Security and Issuer.

This Amendment No. 1 (“Amendment No. 1”) to the Schedule 13D filed with the Commission on March 13, 2019 (the “Original Schedule 13D”), relates to shares of common stock, par value $0.01 per share (the “Shares”), of Diana Shipping Inc. (the “Issuer”). The principal executive office and mailing address of the Issuer is Pendelis 16, 175 64 Palaio Faliro, Athens, Greece.

Item 2.	Identity and Background.

This Schedule 13D is being filed on behalf of Anastasios Margaronis (“Margaronis”), a citizen of Greece, and Anamar Investments Inc, a Marshall Islands corporation (“Anamar”). Margaronis and Anamar are collectively referred to as the “Reporting Persons.”  Margaronis may be deemed to beneficially own all of the issued and outstanding shares of Anamar, as the result of Margaronis’ ability to control the vote and disposition of such shares.

The principal business address for the Reporting Persons is Pendelis 16, 175 64 Palaio Faliro, Athens, Greece.

The Reporting Persons have not, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were not and are not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

This Amendment No. 1 amends the Original Schedule 13D to add the following paragraph to Item 3 of the Original Schedule 13D:

On February 27, 2019, the Issuer announced the commencement of a tender offer to purchase up to 5,178,571 shares, or about 4.9%, of its then outstanding common stock using funds available from cash and cash equivalents at a price of $2.80 per share (“Tender Offer No. 2”).  On April 2, 2019, the Issuer announced that it purchased a total of 3,889,386.6175 shares in connection with Tender Offer No. 2 for an aggregate purchase price of US$10,890,282.53.

On April 15, 2019, the Issuer announced the commencement of a tender offer to purchase up to 3,125,000 shares, or about 3.1%, of its then outstanding common stock using funds available from cash and cash equivalents at a price of $3.20 per share (“Tender Offer No. 3”).  On May 14, 2019, the Issuer announced that the Issuer increased the purchase price to be paid in Tender Offer No. 3 to $3.40 per share and extended Tender Offer No. 3 to allow additional time for stockholders to tender their shares. On June 5, 2019, the Issuer announced that the Issuer purchased a total of 3,125,000 shares in connection with Tender Offer No. 3 for an aggregate purchase price of US$10,625,000.

On June 14, 2019, the Issuer announced the commencement of a tender offer to purchase up to 2,000,000 shares, or about 2.0%, of its then outstanding common stock using funds available from cash and cash equivalents at a price of $3.25 per share (“Tender Offer No. 4”).  On July 11, 2019, the Issuer announced that it increased the purchase price to be paid in Tender Offer No. 4 to $3.75 per share and extended Tender Offer No. 4 to allow additional time for stockholders to tender their shares. On July 31, 2019, the Issuer announced that the Issuer purchased a total of 2,000,000 shares in connection with Tender Offer No. 4 for an aggregate purchase price of US$7,500,000.

On September 6, 2019, the Issuer announced the commencement of a tender offer to purchase up to 1,408,450 shares, or about 1.5%, of our then outstanding common stock using funds available from cash and cash equivalents at a price of $3.55 per share (“Tender Offer No. 5,” and together with Tender Offer No. 1, Tender Offer No. 2, Tender Offer No. 3  and Tender Offer No. 4, the “Tender Offers”).  On September 30, 2019, the Issuer announced that it increased the number of shares it offered to purchase from 1,408,450  shares to 2,816,900 shares at the same price of $3.55 per share and extended Tender Offer No. 5 to allow additional time for stockholders to tender their shares. On October 18, 2019, the Issuer announced that it purchased a total of 2,816,900 shares in connection with Tender Offer No. 5 for an aggregate purchase price of US$10,000,000.

The purchase of the common stock in each of the Tender Offers has been funded with funds available from cash and cash equivalents.

Furthermore, since the date of the Original Schedule 13D, the Reporting Persons acquired an aggregate of 550,000 Shares in open market transactions using working capital, of which 200,000 Shares were acquired within the previous 60 days, which 200,000 Shares are set forth in Schedule A.

Item 4.	Purpose of Transaction.

This Amendment No. 1 amends the Original Schedule 13D to add the following paragraph to Item 4 of the Original Schedule 13D:

Margaronis acquired the Shares described in Item 3 solely for investment purposes.

Item 5.	Interest in Securities of the Issuer.

(a. & b.) As of the date hereof, the Issuer had 93,933,065 Shares outstanding.  Based on the foregoing, the following persons report beneficial ownership of the following Shares:

Anamar is the record holder of 6,677,329 Shares, representing 7.11% of the Issuer’s issued and outstanding Shares.  Margaronis indirectly may be deemed to beneficially own 6,677,329 Shares in aggregate, representing 7.11% of the Issuer’s issued and outstanding shares, through Anamar, as the result of his ability to control the vote and disposition of such entity.

Anamar has the sole power to vote or direct the vote of 0 Shares and has the shared power to vote or direct the vote of 6,677,329 Shares, representing 7.11% of the Issuer’s issued and outstanding Shares. Margaronis has the sole power to vote or direct the vote of 0 Shares and has the shared power to vote or direct the vote of 6,677,329 Shares, in aggregate, representing 7.11% of the Issuer’s issued and outstanding Shares, through Anamar.

(c.) Within the previous 60 days, the Reporting Persons acquired an aggregate of 200,000 Shares in open market transactions using working capital, as set forth in Schedule A. To the best of the Reporting Persons’ knowledge, transactions in the Shares by the persons enumerated in Item 2 during the past 60 days are set forth on Schedule A to this Schedule 13D.

(d.) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Shares beneficially owned by the Reporting Persons.

(e.) Not applicable.

Item 7.	Material to be Filed as Exhibits.

	Exhibit A	Joint Filing Agreement dated November 26, 2019 among the Reporting Persons

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 26, 2019
(Date)

Anamar Investments Inc By /s/ Anastasios Margaronis
Anastasios Margaronis Principal

/s/ Anastasios Margaronis
Anastasios Margaronis

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A
AGREEMENT
The undersigned agree that this Schedule 13D, dated November 26, 2019, and any further amendment thereto, relating to the Common Stock, par value $0.01, of Diana Shipping Inc. shall be filed on behalf of the undersigned.

November 26, 2019
-------------------------
(Date)

Anamar Investments Inc By /s/ Anastasios Margaronis
Anastasios Margaronis Principal

/s/ Anastasios Margaronis
Anastasios Margaronis

SCHEDULE A

INFORMATION WITH RESPECT TO TRANSACTIONS EFFECTED

Date of Transaction	Number of Shares Purchased/(Sold) (1)	Price of Shares

October 1, 2019	4,030	$3.4054

October 2, 2019	95,970	$3.4390

October 4, 2019	50,000	$3.4497

October 8, 2019	50,000	$3.4474

 (1) On the dates set forth herein, the number of Shares set forth herein were acquired in open market transactions using working capital.